CUSIP NO. 66954 10 9                 13D                      PAGE 1 OF 18 PAGES

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  NovAtel Inc.
                             ----------------------
                                (Name of Issuer)

                                  Common Shares
                              --------------------
                         (Title of Class of Securities)

                                   66954 10 9
                           ---------------------------
                                 (CUSIP Number)

                                   ONCAP L.P.
                               Canada Trust Tower
                           161 Bay Street - 49th Floor
                        Toronto, Ontario, Canada M5J 2S1
                            Attention: Gregory Baylin
                                 (416) 362-7711
                         -------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With Copies to:

                             Joel I Greenberg, Esq.
                                Kaye Scholer LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8000

                                 April 11, 2001
                          ---------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise

CUSIP NO. 66954 10 9                 13D                      PAGE 2 OF 18 PAGES

subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 66954 10 9                 13D                      PAGE 3 OF 18 PAGES


--------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          CMC Electronics Inc.

--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]

                         Not applicable                                  (b) [ ]

--------------------------------------------------------------------------------
   3.   SEC USE ONLY

--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        TO ITEM 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                          Canada
--------------------------------------------------------------------------------
    NUMBER OF SHARES
   BENEFICIALLY OWNED
    BY EACH REPORTING
       PERSON WITH        7.    SOLE VOTING POWER

                                                  0
--------------------------------------------------------------------------------
                          8.    SHARED VOTING POWER

                                                  4,694,500
--------------------------------------------------------------------------------
                          9.    SOLE DISPOSITIVE POWER

                                                  0
--------------------------------------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER

                                                  4,694,500
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          4,694,500
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

        (SEE INSTRUCTIONS)                                                   [ ]

--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                          57.4%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                          CO
--------------------------------------------------------------------------------

CUSIP NO. 66954 10 9                 13D                      PAGE 4 OF 18 PAGES


--------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          Onex Corporation
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]

                         Not applicable                                  (b) [ ]

--------------------------------------------------------------------------------
   3.   SEC USE ONLY

--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        TO ITEM 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                          Canada
--------------------------------------------------------------------------------
    NUMBER OF SHARES
   BENEFICIALLY OWNED
    BY EACH REPORTING
       PERSON WITH        7.    SOLE VOTING POWER

                                                  0
--------------------------------------------------------------------------------
                          8.    SHARED VOTING POWER

                                                  4,694,500
--------------------------------------------------------------------------------
                          9.    SOLE DISPOSITIVE POWER

                                                  0
--------------------------------------------------------------------------------
                         10.    SHARED DISPOSITIVE POWER

                                                  4,694,500
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          4,694,500
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

        (SEE INSTRUCTIONS)                                                   [ ]

--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                          57.4%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                          CO
--------------------------------------------------------------------------------

CUSIP NO. 66954 10 9                 13D                      PAGE 5 OF 18 PAGES


--------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          Gerald W. Schwartz
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]

                         Not applicable                                  (b) [ ]

--------------------------------------------------------------------------------
   3.   SEC USE ONLY

--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        TO ITEM 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                          Canada
--------------------------------------------------------------------------------
    NUMBER OF SHARES
   BENEFICIALLY OWNED
    BY EACH REPORTING
       PERSON WITH        7.           SOLE VOTING POWER

                                                         0
--------------------------------------------------------------------------------
                          8.           SHARED VOTING POWER

                                                         0
--------------------------------------------------------------------------------
                          9.           SOLE DISPOSITIVE POWER

                                                         0
--------------------------------------------------------------------------------
                         10.           SHARED DISPOSITIVE POWER

                                                         0
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          0
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

        (SEE INSTRUCTIONS) *                                                 [X]

        Excludes shares beneficially owned by the other persons joining in the filing of this Statement, as to which beneficial ownership is expressly disclaimed.
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                          0
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                          IN
--------------------------------------------------------------------------------

CUSIP NO. 66954 10 9                 13D                      PAGE 6 OF 18 PAGES

Item 1. Security and Issuer.


      This Statement relates to the Common Shares (the "Common Shares") of NovAtel Inc., a corporation organized under the Canada Business Corporations Act (the "Issuer"). The principal executive offices of the Issuer are located at 1120 68th Avenue N.E., Calgary, Canada T2E 8S5.

Item 2. Identity and Background.


      (a), (b), (c) and (f) This Statement is filed by CMC Electronics Inc., a corporation organized under the federal laws of Canada (the "Reporting Person"), as the direct beneficial owner of the Common Shares, Onex Corporation, a corporation organized under the laws of the province of Ontario, Canada ("Parent"), by virtue of its indirect beneficial ownership of the Common Shares held by the Reporting Person as described below and by Gerald W. Schwartz, by virtue of his ownership of Parent's Multiple Voting Shares as described below.

The Reporting Person

      The Reporting Person is a world leader in the design, manufacture, sales and support of high-technology electronics products for the aviation and global positioning markets. CMC Electronics Holdings Inc., a corporation organized under the federal laws of Canada ("Holdings") owns 100% of the outstanding common shares of the Reporting Person. The current business address of the Reporting Person is 161 Bay Street, 48th Floor, P.O. Box 220, Toronto, Ontario, Canada M5J 2S1. Information relating to the directors and executive officers of the Reporting Person is set forth on Appendix A hereto and is incorporated by reference.

Parent

      Parent is a diversified company that operates through autonomous subsidiaries, associated companies and strategic partnerships. The address of the principal business and principal offices of Parent is 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1. Information relating to the directors and executive officers of Parent is set forth on Appendix A hereto and is incorporated by reference.

      Parent indirectly owns 85.11% of the outstanding common shares of the Reporting Person as a result of its direct ownership of (a) 35.25% of the outstanding common shares of Holdings, (b) 100% of the outstanding common shares of ONCAP Investment Inc., a corporation organized under the laws of the province of Ontario ("ONCAP Inc."), which is the general partner of ONCAP Investment Partners L.P., a limited partnership organized under the laws of the province of Ontario ("ONCAP Partners L.P."), which is the general partner of ONCAP L.P., a limited partnership

CUSIP NO. 66954 10 9                 13D                      PAGE 7 OF 18 PAGES

organized under the laws of the province of Ontario ("ONCAP"), which directly owns 44.49% of the outstanding common shares of Holdings and (c) 100% of the outstanding common shares of ONCAP Investment (Cayman) Inc., a corporation organized under the laws of the Cayman Islands ("ONCAP (Cayman) Inc."), which is the general partner of ONCAP Investment Partners (Cayman) L.P., a limited partnership organized under the laws of the Cayman Islands ("ONCAP Partners (Cayman) L.P."), which is the general partner of ONCAP (Cayman) L.P., a limited partnership organized under the laws of the Cayman Islands ("ONCAP (Cayman)"), which directly owns 5.37% of the outstanding common shares of Holdings.

      Holdings is a holding company through which Parent holds its investments in the Issuer and the Reporting Person. The principal business (a) of ONCAP and ONCAP (Cayman) is investing in securities, (b) of ONCAP Partners L.P. is being the general partner of ONCAP, (c) of ONCAP Inc. is being the general partner of ONCAP Partners L.P., (d) of ONCAP Partners (Cayman) L.P. is being the general partner of ONCAP (Cayman) and (e) of ONCAP (Cayman) Inc. is being the general partner of ONCAP Partners (Cayman) L.P.

      The current business address of each of Holdings, ONCAP, ONCAP Partners L.P. and ONCAP Inc. is 161 Bay Street, 48th Floor, P.O. Box 220, Toronto, Ontario, Canada M5J 2S1. The current business address of each of ONCAP (Cayman), ONCAP Partners (Cayman) L.P. and ONCAP (Cayman) Inc. is c/o International Corporation Services Ltd., One Regis Place, 90 Fort Street, P.O. Box 472G, Grand Cayman, Cayman Islands, BWI.


Mr. Schwartz

      The principal occupation of Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Parent. The business address of Mr. Schwartz is c/o Parent, 161 Bay Street, P.O. Box 700, Toronto, Ontario, M5J 2S1. Mr. Schwartz is a citizen of Canada. Mr. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Parent, which ownership entitles Mr. Schwartz to elect sixty percent (60%) of the members of Parent's Board of Directors.


      (d) and (e) None of the Reporting Person, Parent, Mr. Schwartz, Holdings, ONCAP, ONCAP Partners L.P., ONCAP Inc., ONCAP (Cayman), ONCAP Partners (Cayman) L.P. and ONCAP (Cayman) Inc., nor to the best of their knowledge, any of the persons referred to in Appendix A has, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or

CUSIP NO. 66954 10 9                 13D                      PAGE 8 OF 18 PAGES

mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.


      This Statement is being filed to amend the Statement on Schedule 13D filed on behalf BAE Systems Canada Inc. (f/k/a Canadian Marconi Company, "BAE"), a corporation organized under the laws of Canada, and The General Electric Company p.l.c. relating to the Common Shares to reflect the change in ownership of the Reporting Person described in Item 5 below. As no additional Common Shares were purchased in connection with the transaction described in Item 5 below, no funds were used in this respect.

Item 4. Purpose of Transaction

      The Reporting Person holds the Common Shares for investment purposes and to influence control of the Issuer. The Reporting Person continuously evaluates its ownership of the Common Shares and the Issuer's business and industry, and should not be considered a passive investor. Depending on market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may dispose of all or a portion of the Common Shares it now or hereafter owns in the open market or in privately negotiated transactions, enter into hedging arrangements or derivative transactions with respect to the Common Shares or engage in any other transaction with respect to the Common Shares permitted by law.

      Except as described herein, the Reporting Person does not have any definitive plans or proposals, though it reserves the right to subsequently devise or implement definitive plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

CUSIP NO. 66954 10 9                 13D                      PAGE 9 OF 18 PAGES

Item 5. Interest in Securities of the Issuer

      (a) and (b) The aggregate number of Common Shares beneficially owned by the Reporting Person as of the date hereof is 4,694,500 shares (including the 220,000 Common Shares that are owned by Telexel Holding Limited which are subject to the Call Option described in Item 6 below). Based on the information provided by the Issuer in its Report of Foreign Issuer on Form 6-K filed on November 25, 2004 that there are 8,181,407 Common Shares outstanding, the Common Shares beneficially owned by the Reporting Person represent approximately 57.4% of the outstanding the Common Shares. The Parent and Mr. Schwartz may be deemed to beneficially own all of the Common Shares owned by the Reporting Person by virtue of Parent's controlling interest in the Reporting Person. Mr. Schwartz expressly disclaims beneficial ownership of the Common Shares beneficially owned by the Reporting Person and Parent.

      Except as otherwise described herein, the persons identified on Appendix A do not beneficially own any Common Shares.

      (c) Pursuant to a plan of arrangement under the Canada Business Corporations Act, on April 11, 2001, 3822770 Canada Limited ("3822770"), an indirect wholly-owned subsidiary of Parent, purchased all of the issued and outstanding shares of BAE. Immediately thereafter, 3822770 and BAE amalgamated and continued as the Reporting Person (the "Amalgamation"). In accordance with the plan of arrangement, the Reporting Person assumed all of the assets of BAE including the ownership of the Common Shares of the Issuer previously held by BAE and all rights held by BAE in the Common Shares.

      During the last 60 days, none of the Reporting Person, Parent, Mr. Schwartz, Holdings, ONCAP, ONCAP Partners L.P., ONCAP Inc., ONCAP (Cayman), ONCAP Partners (Cayman) L.P. and ONCAP (Cayman) Inc., nor to the best of their knowledge, any of the persons identified on Appendix A, has effected any transaction in the Common Shares.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect Securities of Issuer

      The Reporting Person is party to a Right of First Refusal and Call Option Agreement, dated April 17, 1998 (the "Option Agreement") with Telexel Holding Limited ("Telexel") which provides the Reporting Company with a call option (the "Call Option") for 220,000 Common Shares then held by Telexel (the "Remaining Shares") if such purchase is necessary to allow the Reporting Person to continue to hold at least 51%

CUSIP NO. 66954 10 9                   13D                   PAGE 10 OF 18 PAGES

of the outstanding Common Shares in the event of the dilution of its percentage ownership as a result of the exercise of employee and director stock options and the Reporting Person has been unable to purchase on the open market Common Shares sufficient for this purpose. The Option Agreement further provides that Telexel will not transfer the Remaining Shares during the term of Call Option, except to give effect to the Option Agreement.

                  The Reporting Person and ONCAP are parties to a Change of Control Agreement, dated April 5, 2004 (the "Change of Control Agreement") with Leica Geosystems ("Leica") and the Issuer which provides, among other things, that for so long as the Issuer is controlled by the Reporting Person, in the event of a proposed sale by the Reporting Person of more than 50% of the issued and outstanding Common Shares to a competitor of Leica, Leica will have the right to purchase the Common Shares held by the Reporting Person on the same terms and conditions of such proposed sale. The foregoing rights will terminate when the Reporting Person no longer owns 50% of the Issuer's Common Shares or the power to elect a majority of the directors of the Issuer. In addition, the Change of Control Agreement provides that in the event that a competitor of Leica acquires the power to elect a majority of the directors of the Issuer, Leica will have the right to purchase the Common Shares held by the Reporting Person for the fair market value thereof. The Change of Control Agreement also provides that in the event the Reporting Person proposes to sell some or all of the Common Shares held by it to a party other than a competitor of Leica, Leica has the right to make an offer to purchase all of such Common Shares and the Reporting Person is obligated to consider any such offer by Leica in good faith, but is under no obligation to accept any offer from Leica.

                  Except as set forth herein or in the Exhibits filed herewith, none of the Reporting Person, Parent, Mr. Schwartz, Holdings, ONCAP, ONCAP Partners L.P., ONCAP Inc., ONCAP (Cayman), ONCAP Partners (Cayman) L.P. and ONCAP (Cayman) Inc., nor to the best of their knowledge, any of the persons identified on Appendix A, has any contract, arrangement, understanding or relationship (legal or otherwise) with each other or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP NO. 66954 10 9                   13D                   PAGE 11 OF 18 PAGES

Item 7.           Material to be Filed as Exhibits.

     Exhibit                                                                                               Page No.
     -------                                                                                               --------
        1          Joint Filing Agreement                                                                     18

        2          Right of First Refusal and Call Option Agreement
                   (incorporated by reference to Amendment No.1 to Schedule 13D filed with the Securities and Exchange Commission on April
                   28, 1998 by Canadian Marconi Company and The General Electric
                   Company, p.l.c.)                                                                           NA

        3          Change of Control Agreement (incorporated by reference to
                   NovAtel's Annual Report on Form 20-F for the year ended
                   December 31, 2003).                                                                        NA

CUSIP NO. 66954 10 9                   13D                   PAGE 12 OF 18 PAGES

SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 29, 2004

                                         CMC ELECTRONICS INC.


                                         By: /s/ Jean-Denis Roy
                                            ------------------------------
                                            Name:  Jean-Denis Roy
                                            Title: Vice President, Human
                                                   Resources and General
                                                   Council

                                         ONEX CORPORATION


                                         By: /s/ Gerald W. Schwartz
                                            ------------------------------
                                            Name:  Gerald W. Schwartz
                                            Title: President and CEO


                                         GERALD W. SCHWARTZ


                                         By: /s/ Gerald W. Schwartz
                                            ------------------------------

CUSIP NO. 66954 10 9                   13D                   PAGE 13 OF 18 PAGES

                                   APPENDIX A

Officers and Directors of CMC Electronics Inc.

                  The names of the directors and the names and titles of the executive officers of CMC Electronics Inc., and their present principal occupations are set forth below. The business address of each such director and executive officer is that of CMC Electronics Inc., 600 Dr. Frederik-Philips Boulevard, St-Laurent, Quebec, H4M 2S9 and each such director and executive officer is a citizen of Canada, except as otherwise noted.

Directors:
----------

Name                                        Principal Occupation
----                                        --------------------
Michael Lay                                 Managing Director of ONCAP Investment Partners L.P.

Gregory Baylin                              Principal of ONCAP Investment Partners L.P.

Brad Meslin                                 Managing Director of CSP Associates Inc.

Jean-Pierre Mortreux                        President and Chief Executive Officer of
                                            CMC Electronics Inc.

Jean-Denis Roy                              Vice-President, Human Resources and General Counsel of CMC
                                            Electronics Inc.

Gregory Yeldon                              Vice-President and Chief Financial Officer of CMC Electronics Inc.

CUSIP NO. 66954 10 9                   13D                   PAGE 14 OF 18 PAGES

Executive Officers:
-------------------

Name                                        Title
----                                        -----
Bruce Bailey                                Vice-President, Commercial Aviation

Jean Cantin                                 Treasurer

Patrick Champagne                           Vice-President, Engineering and Continuous Improvement

Jean-Michel Comtois                         Vice President Government Relations And Military

Alain Danis                                 Financial Controller

Jean-Pierre Mortreux                        President and Chief Executive Officer

Jean-Denis Roy                              Vice-President, Human Resources and General Counsel

Robert Tanguay                              Vice-President, Operations

Gregory A. Yeldon                           Vice-President and Chief Financial Officer

CUSIP NO. 66954 10 9                   13D                   PAGE 15 OF 18 PAGES

Officers and Directors of Onex Corporation

                  The names of the directors and the names and titles of the executive officers of Onex Corporation, and their present principal occupations are set forth below. The business address of each such director and executive officer is that of Onex Corporation, 161 Bay Street, 49th Floor, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1, and each such director and executive officer is a citizen of Canada, except as otherwise noted.

Directors:
----------

Name                                        Principal Occupation
----                                        --------------------
Dan C. Casey                                Chairman and Chief Executive Officer
                                            Creson Corporation
                                            Toronto, Ontario

Donald H. Gales                             Corporate Director
                                            Grand Cayman Island, British West Indies

Peter C. Godsoe, O.C.                       Corporate Director
                                            Toronto, Ontario

Serge Gouin                                 Vice Chairman
                                            Salomon Smith Barney Canada Inc.
                                            Montreal, Quebec

Brian M. King                               Corporate Director
                                            Calgary, Alberta

J. Robert S. Prichard, O.C.                 President
                                            University of Toronto
                                            Toronto, Ontario

Heather M. Reisman                          Chairman, President
                                            and Chief Executive
                                            Officer of Indigo
                                            Books and Music Inc.
                                            Toronto, Ontario

Gerald W. Schwartz                          Chairman of the Board, President
                                            and Chief Executive Officer
                                            Onex Corporation
                                            Toronto, Ontario

Arni C. Thorsteinson                        President

CUSIP NO. 66954 10 9                   13D                   PAGE 16 OF 18 PAGES

                                            Shelter Canadian Properties Limited
                                            Winnipeg, Manitoba

Executive Officers:
-------------------

Name                                        Principal Occupation
----                                        --------------------
Gerald W. Schwartz                          Chairman of the Board, President
                                            and Chief Executive Officer

Thomas P. Dea                               Vice President

Ewout R. Heersink                           Vice President and Chief Financial Officer

Mark L. Hilson                              Vice President

Donald W. Lewtas                            Vice President

Anthony R. Melman                           Vice President

Seth M. Mersky                              Vice President

Anthony Munk                                Vice President

Andrew J. Sheiner                           Vice President

Nigel S. Wright                             Principal

John S. Elder, Q.C.                         Secretary